ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
July 25, 2022
Mr. Timothy Worthington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Defiance Short Blockchain and Digital Assets Industry ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Worthington:
This correspondence responds to additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 794 to the Trust’s Registration Statement on Form N-1A filed April 21, 2022 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.The Staff believes that the name “Defiance Daily Short Digital Economy ETF” is subject to Rule 35d-1. Please include disclosure that the Fund will maintain at least an 80% inverse exposure to the “Digital Economy,” with a 50% of the revenue or assets connection between the businesses and the fund name.
Response:    The Trust will change the Fund’s name to “Defiance Daily Short Digitizing the Economy ETF” in its next post-effective amendment prior to the effectiveness of the Amendment.

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If you have any questions regarding the above response, please do not hesitate to contact me at 920.360.7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President